UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Franklin Wireless Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

355184102

(CUSIP Number)

ANDREWS KURTH LLP

450 Lexington Avenue, 15th Floor

New York, New York 10017

Attn: David Hoyt

(212) 850-2872

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SHERMAN CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STEVEN SHERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-[1]
	8	SHARED VOTING POWER -0-[1]
	9	SOLE DISPOSITIVE POWER -0-[1]
	10	SHARED DISPOSITIVE POWER -0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14	TYPE OF REPORTING PERSON IN

1 The Shares previously reported in the Statement were previously held as of record by Sherman Capital Group LLC. Mr. Sherman, in his role as managing member of Sherman Capital Group LLC, exercises sole voting and dispositive power over shares held by Sherman Capital Group LLC, and may be deemed to have beneficial ownership of shares held by Sherman Capital Group LLC.

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DAVID S. OROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A4

The following constitutes Amendment No. 4 (the “Amendment No. 4”) to the statement on Schedule 13D filed by the undersigned, dated and filed August 4, 2011 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of Franklin Wireless Corp. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 5440 Morehouse Drive, Suite 1000, San Diego, California 92121. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by inserting, at the end thereof, the following:

As described in the Form 8-K filed by the Company on September 26, 2012, pursuant to a Stock Repurchase Agreement, on September 27, 2012, the Company repurchased from the Reporting Persons 1,538,602 Shares, representing all of the Shares held by the Reporting Persons, for an aggregate purchase price of $2,831,028.00 (or $1.84 per Share). As a result, (i) the Reporting Persons no longer own any Shares of the Company and (ii) the Reporting Persons’ Section 13(d) “group” has disbanded. This Amendment No. 4 is the final amendment to the Statement and is an exit filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) SCG no longer has any beneficial ownership of any Shares of the Issuer.

Ms. Singer no longer has any beneficial ownership of any Shares of the Issuer.

Mr. Oros no longer has any beneficial ownership of any Shares of the Issuer.

Mr. Miller no longer has any beneficial ownership of any Shares of the Issuer.

(b) Mr. Sherman has no sole or shared power over any Shares of the Issuer.

Ms. Singer has no sole or shared power over any Shares of the Issuer.

Mr. Oros has no sole or shared power over any Shares of the Issuer.

Mr. Miller has no sole or shared power over any Shares of the Issuer.

(c) The following table details the transactions effected by the Reporting Persons in the past 60 days:

Sherman Capital Group LLC/Steven Sherman

Date of Transaction	Number of Shares Sold	Price Per Share
September 27, 2012	305,000	$1.84

Singer Children’s Management Trust

Date of Transaction	Number of Shares Sold	Price Per Share
September 27, 2012	462,697	$1.84

David S. Oros

Date of Transaction	Number of Shares Sold	Price Per Share
September 27, 2012	456,005	$1.84

Lloyd I. Miller, III - Trust C

Date of Transaction	Number of Shares Sold	Price Per Share
September 27, 2012	50,000	$1.84

Lloyd I. Miller, III - Milfam NG LLC

Date of Transaction	Number of Shares Sold	Price Per Share
September 27, 2012	264,900	$1.84

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 5, 2012

SHERMAN CAPITAL GROUP LLC

By:	/s/ Steven Sherman
Name:	Steven Sherman
Title:	Managing Member

STEVEN SHERMAN

By:	/s/ Steven Sherman

KAREN SINGER

By:	/s/ Karen Singer

DAVID S. OROS

By:	/s/ David S. Oros

LLOYD I. MILLER, III

By:	/s/ Lloyd I. Miller, III